SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

                       (Amendment No. 15)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                     _______________________
                        (Name of Issuer)

                          COMMON STOCK
                          _____________
                 (Title of Class of Securities)

                            874687106
                           __________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                         April 16, 1997
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


                      (Page 1 of 17 Pages)

CUSIP No. 874687106                               Page 2 of 17

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     1,121,000

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     1,121,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,121,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.85%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 3 of 17

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     5.05%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 4 of 17

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     5.05%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 5 of 17

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

8.   SHARED VOTING POWER
     365,900

9.   SOLE DISPOSITIVE POWER

10.  SHARED DISPOSITIVE POWER
     365,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     365,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.56%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 6 of 17

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Ralph A. Rockow

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     350,000

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER
     350,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     350,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.45%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 7 of 17

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Robert T. Craig

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) /X/
                                                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     1,000

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER
     1,000

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     1,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     .007%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 8 of 17

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     William B. Danzell

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     4,950

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER
     4,950

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                 / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     .035%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 9 of 17

                          SCHEDULE 13D
                       (Amendment No. 15)

     NOTE: All capitalized terms used in this Amendment No. 15 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 2.   Identity and Background

          The persons filing this statement (collectively referred to as the "Filing Persons") are:

          1) Abdullatif Ali Alissa Est., a sole proprietorship organized under the laws of the Kingdom of Saudi Arabia (the "Establishment"). The Establishment's principal business is importing and operating a dealership for General Motors and Isuzu Motors automobiles, spare parts and accessories. The Establishment's executive officers and directors are Abdullatif Ali Alissa - Chairman; Saad A. Alissa - President; and Abdulmohsen Abdullatif Ali Alissa - Vice President. The principal business address and principal office address of the Establishment and each of its officers and directors is P.O. Box 192, Alkhobar 31952, Saudi Arabia.

          2) Saad A. Alissa an individual whose business address is P.O. Box 192, Alkhobar 31952, Saudi Arabia.
Mr. Alissa's principal occupation is President of the Establishment.

          3) General Investors Limited, a Cayman Islands corporation ("GIL") of which Mr. Alissa is the sole shareholder. GIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI. Mr. Alissa is the sole director and Secretary and The Secretary Ltd.("TSL"), a company organized in the Cayman Islands, is the Assistant Secretary of GIL.

CUSIP No. 874687106                               Page 10 of 17

          4) Financial Investors Limited, a Cayman Islands corporation ("FIL") of which the Establishment is the sole shareholder. FIL's principal business address and principal office address is c/o Saad A. Alissa, P.O. Box 1111, West Wind Building, 2nd Floor, Grand Cayman, Cayman Islands, BWI. Mr. Alissa is the sole director and Secretary and TSL is the Assistant Secretary of FIL.

          5) Ralph A. Rockow, an individual whose business address is 8433 N. Black Canyon Highway, Phoenix, Arizona 85021. Mr. Rockow's principal occupation is (i) President of Exodyne, Inc., a holding company, (ii) President and Chairman of the Board of Dynamic Science, Inc., a company whose principal business is government service contracting, (iii) President and Chairman of the Board of Exodyne Properties, Inc., a company whose principal business is real estate investment, (iv) Chairman of the Board of Dynamic Educational Systems, Inc., a company whose principal business is educational contracting with the Department of Labor and (v) Chairman of the Board of Exodyne Electric Motors, Inc., a company whose principal business is manufacturing submersible motors. The business address of all of such entities is 8433 N. Black Canyon Highway, Phoenix, Arizona 85021.

          6) Robert T. Craig, an individual whose residence address is 14 Spotted Sandpiper Road, Hilton Head, South
Carolina. Mr. Craig retired in 1987, after 15 years in various senior executive positions with TRW, Inc.

          7) William B. Danzell, an individual whose business address is 18 Pope Avenue, Executive Park Road, # 3, Hilton Head Island, South Carolina 29928. Mr. Danzell's principal occupation is President of Danzell Investment Management, Ltd., a registered investment adviser whose principal business is providing investment supervisory services and whose principal address is 18 Pope Avenue, Executive Park Road, # 3, Hilton Head Island, South Carolina 29928.

     None of Mr. Alissa, the Establishment, FIL, GIL, Mr. Rockow, Mr. Craig or Mr. Danzell or the executive officers or directors of the Establishment, FIL or GIL during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body resulting

CUSIP No. 874687106                               Page 11 of 17

in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction

     Ralph A. Rockow, Robert T. Craig and William B. Danzell have each agreed to act with each other and Saad A. Alissa as members of the Shareholders' Committee to Remove Entrenched and Arrogant Management ("SCREAM") for the purpose of soliciting proxies to be used in connection with the Company's forthcoming 1997 annual meeting of shareholders (the "Annual Meeting").

     By letter dated February 5, 1997 (the "Stockholder Notice"), Mr. Alissa, on behalf of SCREAM, indicated his intention to nominate Ralph A. Rockow, Robert T. Craig and Albert H. Cox, Jr., in opposition to management's slate, to revitalize the Board of Directors. By means of that Stockholder Notice, Mr. Alissa, on behalf of SCREAM, indicated his intention to submit for stockholder action proposals recommending that the Board of Directors eliminate certain provision of the Company's certificate of incorporation and bylaws that inhibit stockholder action; eliminate the "poison pill" plan first adopted and then extended without stockholder action; and retain an independent investment banker.

     Subsequent to submission of the Stockholder Notice, Dr. Cox withdrew as a SCREAM Nominee in favor of George W. Sawyer. Through his attorney, by letter addressed to the Company dated February 25, 1997, Mr. Alissa indicated his intention to nominate Mr. Sawyer for election to the Company's Board of Directors in substitution for Dr. Cox. SCREAM's SEC filings were amended accordingly.

     By letter dated March 25, 1997, delivered to Mr. Alissa contemporaneously with the Company's initial filing of proxy materials with the Securities and Exchange Commission (the "SEC"), the Company indicated that the substitution did "not satisfy the Talley By-law provision for nominations." The Company's letter also indicated that "in the absence of any explanation by Mr. Alissa of the relevant facts and circumstances

CUSIP No. 874687106                               Page 12 of 17

surrounding the claimed substitution" the Company would reserve the right to treat Mr. Sawyer's nomination as invalid.

     SCREAM provided the requested explanation by letter dated March 31, indicating, among other things, that (1) Mr. Alissa took only exploratory steps toward the possible future solicitation of proxies for use at the Annual Meeting prior to January 14, 1997_the date on which William Mallender, the Company's chairman and CEO, dismissed Mr. Alissa's various proposals to enhance shareholder value; (2) Mr. Sawyer's name came to SCREAM's attention relatively late in the search process and close to the end of the 30-day period provided by the Bylaws for shareholder nominations; and (3) Dr. Cox stepped aside in the interests of Talley's shareholders once Mr. Sawyer had indicated his willingness to serve as a SCREAM nominee and Mr. Alissa and other members of SCREAM had concluded that Mr. Sawyer was an outstanding candidate who, by virtue of his experience and management philosophy, would serve the interests of Talley's shareholders capably and effectively. The SCREAM letter also noted that the Annual Meeting was delayed by the Board, so that information concerning Mr. Sawyer will have been in front of the Company for a longer period than if Mr. Sawyer had been included in the initial notice of nominations and the meeting had been held as originally scheduled. The letter also noted that, because Talley received notice of the substitution a full month before filing its preliminary proxy materials, the substitution would not reduce the time during which information concerning Mr. Sawyer would be available to the shareholders.

     As of April 14, 1997, SCREAM has received no notice from the Company as to its final decision on the matter of Mr. Sawyer's nomination. Therefore, it appears that the Company may prohibit SCREAM's nomination of Mr. Sawyer_a highly skilled and competent designee_on the basis of a procedural technicality.

     In light of the Company's failure to inform SCREAM of its resolution regarding Mr. Sawyer's nomination, in light of the Company's refusal to permit election of a shareholder nominee to come to a vote of the shareholders at the 1996 annual meeting, and in order to maximize the possibility that William Mallender one of the three director-nominees designated by management, will not be re-elected at the upcoming 1997 Annual Meeting, SCREAM has elected to withdraw its third nominee and to seek proxies in

CUSIP No. 874687106                               Page 13 of 17

support of Paul L. Foster one of the director-nominees designated by management, as permitted pursuant to the rules of the SEC.

     The Company's proxy materials, as filed with the SEC, for the first time indicate that management has retained J.P. Morgan Securities, Inc. for the purposes contemplated by the SCREAM proposal regarding retention of an independent investment banker. Because SCREAM believes that, so long as the Company continues to employ J.P. Morgan, and to respond to its advice in a manner consistent with shareholder interest, management has, finally, responded to SCREAM's concerns. Therefore, SCREAM does not expect to introduce its proposal regarding retention of an independent investment banker at the upcoming annual meeting.

     Each member of SCREAM has agreed to vote his shares at the Annual Meeting in accordance with SCREAM's recommendations and to solicit proxies for that purpose, and, therefore the members or SCREAM may be deemed to have formed a group for purposes of
Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder. There is no written agreement between/among any of them except that Mr. Alissa has agreed to indemnify, defend and hold harmless each of the nominees (whether or not members of SCREAM) against losses, liabilities and costs arising out of, based on or with respect to the solicitation.

     Notwithstanding paragraph (b)(1) of Rule 13d-5, which provides in pertinent part that a group shall be deemed the beneficial owner of all equity securities beneficially owned by any person who agrees to act to form a group, each member of SCREAM and each nominee of SCREAM expressly disclaims beneficial ownership of any securities other than his own.

     Except for the foregoing developments, the Filing Persons do not have any current plan or proposal which relates to or would result in any of the following actions, however, the Filing Persons will continue to evaluate the Company's business prospects and financial condition, the market for the Company's Common Stock, other opportunities available to the Filing Persons, general economic conditions and other factors, and may formulate plans or proposals which could relate to or result in one or more such actions, which consist of the following:

CUSIP No. 874687106                               Page 14 of 17

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as otherwise contemplated by this Schedule
13D, as amended;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     There has been no change in the beneficial ownership of the Company's securities by Mr. Alissa, the Establishment, GIL or FIL since the last

CUSIP No. 874687106                               Page 15 of 17

transaction reported in Amendment No. 8 to this Schedule 13D. There has been no change in the beneficial ownership of the Company's securities by Messrs. Rockow, Craig or Danzell since the filing of Amendment No. 14 to this Schedule 13D.

CUSIP No. 874687106                               Page 16 of 17

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ABDULLATIF ALI ALISSA EST.

Dated: April 21, 1997         By:  /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa

Dated: April 21, 1997              /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa

                                   FINANCIAL INVESTORS LIMITED

Dated: April 21, 1997         By:  /s/ Saad A. Alissa

                                   Saad A. Alissa, Secretary

                                   GENERAL INVESTORS LIMITED

Dated: April 21, 1997         By:  /s/ Saad A. Alissa

                                   Saad A. Alissa, Secretary

Dated: April 21, 1997              /s/ Ralph Rockow

                                   Ralph Rockow

Dated: April 21, 1997              /s/ Robert Craig

                                   Robert Craig


Dated: April 21, 1997              /s/ William B. Danzell

                                   William B. Danzell

CUSIP No. 874687106                               Page 17 of 17


               STATEMENT REQUIRED BY RULE 13d-1(f)

     The foregoing amendment to Schedule 13D and any further amendments thereto with respect to the Common Stock of Talley
Industries, Inc. is a joint filing on behalf of the persons named below pursuant to the provisions of Rule 13d-1(f) of the Securities Exchange Act of 1934.

                                   ABDULLATIF ALI ALISSA EST.

Dated: April 21, 1997         By:  /s/Saad A. Alissa

                                   Saad A. Alissa

Dated: April 21, 1997              /s/Saad A. Alissa

                                   Saad A. Alissa

                                   FINANCIAL INVESTORS LIMITED

Dated: April 21, 1997         By:  /s/Saad A. Alissa

                                   Saad A. Alissa, Secretary

                                   GENERAL INVESTORS LIMITED

Dated: April 21, 1997         By:  /s/Saad A. Alissa

                                   Saad A. Alissa, Secretary

Dated: April 21, 1997              /s/ Ralph Rockow

                                   Ralph Rockow

Dated: April 21, 1997              /s/ Robert Craig

                                   Robert Craig

Dated: April 21, 1997              /s/William B. Danzell

                                   William B. Danzell

DC1DOCS1.50812